Another Step Forward: Growth Across All Zones

InBev (Euronext: INB), the world's leading brewer by volume, announced today its results for the second quarter of 2006 (2Q06):

- **Solid, broad-based organic volume growth:** organic beer sales volume grew +5.7% in 2Q06 versus the second quarter of 2005 (2Q05) with all Zones achieving volume increases, while our global brands volume grew by +6.6%
- **Volume and revenue management driving top-line growth:** revenue increased organically by +8.3% yoy, as a combination of good volume growth and effective revenue management initiatives; the latter drove an organic +2.5% increase in revenue per HL yoy
- **Enhanced cost management:** consolidated cost of sales (CoS) grew below average inflation; sales & marketing and distribution expenses grew somewhat faster, as the result of the company's investments behind its brands and distribution, which is part of its strategy to build healthy and sustainable top-line growth. Administrative expenses remained flat, despite an average estimated inflation of 4.5%. The company continued to benefit from the implementation of our Voyager Plant Optimization (VPO) and Zero Based Budgeting (ZBB) programs, which when combined with our procurement efforts are designed to keep the overall cost base growing below average inflation
- **Margin expansion:** normalized EBITDA margin expanded to 31.4% in 2Q06 versus 27.9% in 2Q05, an increase of +350 basis points, of which +267 basis points was organic
- Normalized profit attributable to InBev equity holders amounted to 402 million euro
- While continuously focusing on taking the company from "Biggest to Best", over the last few months the acquisition of Fujian Sedrin Brewery Co. Ltd. was concluded, solidifying InBev's leading position across southeast China. In addition, AmBev increased its equity interest in Quilmes Industrial S.A. ("Quinsa"), from 56.72% to 91.18% of Quinsa's total share capital

Figure 1. Consolidated Performance (million euro)

	2Q06	2Q05	Organic growth
Total volumes (thousand Hls)	60 481	56 884	5.9%
Beer volumes	53 195	49 521	5.7%
Non-beer volumes	7 286	7 363	7.3%
Revenue	3 383	2 946	8.3%
Gross profit	2 007	1 668	11.7%
Normalized EBITDA	1 062	821	18.7%
Normalized EBIT	817	600	23.2%
Profit attributable to equity holders of InBev (normalized)	402	323	13.0%
Profit attributable to equity holders of InBev	394	323	12.0%
Normalized earnings per share (euro)	0.66	0.53	
Earnings per share (euro)	0.65	0.54	
Margins			
Gross margin	59.3%	56.6%	180 bp
Normalized EBITDA margin	31.4%	27.9%	267 bp
Normalized EBIT margin	24.1%	20.4%	282 bp

InBev's 2Q06 numbers are based on unaudited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, acquisitions or divestitures and transfers between Zones.
Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding.

MANAGEMENT COMMENTS

Second quarter results demonstrated progress in all Zones, and all Zones reported volume and EBITDA growth, yoy.

In **North America** we increased spending behind our brands, and at the same time continued to strongly control costs, overall leading to margin expansion. **Latin America** delivered a solid performance, boosted by robust top-line growth and investments to build for future profitability. The **Western Europe** business responded well to highly competitive market conditions, by making progress in implementing best practices in sales activities, driving volume growth, and working hard on reducing costs and expenses. In **Central & Eastern Europe** the EBITDA margin expansion resulted from top-line growth and good fixed cost management. Revenue growth and an ongoing cost focus led to margin expansion in **Asia Pacific**.

"*These second quarter results confirm progress along the journey that we have set for ourselves, to be the best, the most profitable company in the beer business. We believe that our people, and our culture of ownership and focus will continue to be the main drivers in that journey. Despite the progress we have achieved in the first half of this year, we are clearly not there yet. We are putting major efforts into market execution programs, brand building know-how and cost management programs that are not yet up to speed in all parts of our business. That for us though is a sign of the many opportunities that we still have within our company to unlock value,*" said Carlos Brito, InBev's CEO.

VOLUME GROWTH ACHIEVED ACROSS ALL ZONES

Figure 2. Volumes (thousand Hls)

	2Q05	Acquisitions/ divestitures	Organic growth	2Q06	Organic growth
North America	4 166	-122	26	4 070	0.6%
Latin America	22 472	425	1 493	24 390	6.6%
Western Europe	11 553	-799	258	11 012	2.4%
Central & Eastern Europe	11 175	222	1 251	12 649	11.0%
Asia Pacific	7 019	652	213	7 884	3.2%
Global Export & Holding Companies	499	-79	56	475	13.3%
Worldwide	**56 884**	**300**	**3 297**	**60 481**	**5.9%**

Total consolidated volume grew by +5.9% in 2Q06 versus 2Q05 (beer +5.7%; soft drinks +7.3%).

North American volume growth was +0.6%. Following double digit shipment growth in the first quarter, volumes shipped in the US declined -5.6%, while total depletions were up +1.7%. The sale of the Rolling Rock brands had a material negative impact on our depletions. However, this was more than offset by continued good depletion growth of our import brands, which is fully in line with our strategy for the US market. In Canada, volumes grew +3.2%, supported by market growth, and good performances for most of our key brands, due to increased focus on better sales execution.

Second quarter volumes in Latin America increased +6.6% (beer +4.5%; soft drinks +12.1%). Beer volumes in Brazil grew +4.4%, and +5.5% through our operations across the rest of Latin America. This good beer performance outside of Brazil is explained by a +9.0% volume growth in the southern cone countries managed by Quinsa (Argentina, Bolivia, Chile, Paraguay, and Uruguay), which more than offset the -2.5% volume decline in northern Latin America and Central America (Ecuador, Peru, Venezuela, Dominican Republic and Guatemala). We are working hard to develop and strengthen our position in these markets, which should lead to sustainable and profitable volume growth over the long term.

Sales volumes in Western Europe were +2.4% higher than a relatively soft second quarter last year. In Belgium, volumes increased by +0.4%, despite challenging trading conditions. UK beer volumes were up by +3.5%. However, our plans to improve the UK business performance require time to implement, and we still have some way to go. In Germany, total beer volumes were up by +1.2%. However, sales of premium and core products grew even faster than the overall business, evidence that our strategy to improve the sales mix continues to yield good results.

Central and Eastern Europe performed well, with total volumes up by +11.0%, and beer volume growth of +14.0%. Russian volumes increased by +14.6%, while Ukraine was +17.6% higher. In Central Europe, we achieved good growth in nearly all markets, especially in Romania and Serbia, which reported volume growth of more than +35% and +12%, respectively yoy.

In Asia Pacific, total volume growth slowed to +3.2%. China volumes increased +3.2%, as the markets in which we trade were much more challenging versus the previous year, both in terms of market growth and competitive activity. South Korean volumes were +3.9% yoy, after a tough start to the year.

GLOBAL BRAND DEVELOPMENT

Global brands volumes were up +6.6% for the second quarter, continuing a consistent pattern of growing ahead of InBev's consolidated beer volume. **Brahma®** volumes increased +3.1%, driven mainly by Brazil, and growth in markets where we have recently introduced Brahma, especially Russia. Volumes of **Stella Artois®** improved +7.4%, as the brand continued to demonstrate very solid growth in North America, good development in Eastern Europe and Latin America, and some volume recovery in the UK. **Beck's®** delivered a +14.3% volume increase as a result of ongoing growth in Germany, US, and Central & Eastern Europe. **Leffe®** performed well in its key markets in 2Q06, with volume growth of +14.2%.

INCOME STATEMENT

Figure 3. Consolidated Income Statement (million euro)

	2Q05	Acquisitions/ divestitures	Currency translation	Organic growth	2Q06	Organic growth
Revenue	**2 946**	**-8**	**203**	**241**	**3 383**	**8,3%**
Cost of sales	-1 278	15	-66	-47	-1 377	-3,8%
Gross profit	**1 668**	**8**	**137**	**194**	**2 007**	**11,7%**
Distribution expenses	-336	-1	-25	-30	-392	-9,1%
Sales & marketing expenses	-504	-3	-29	-45	-581	-9,1%
Administrative expenses	-256	1	-14	2	-267	0,8%
Other operating income/expenses	29	-3	7	18	50	71,3%
Normalized profit from operations (normalized EBIT)	600	2	75	139	817	23,2%
Non-recurring items above EBIT	5				-14	
Net financing costs	-73				-100	
Income tax expense	-127				-143	
Profit	**405**				**560**	
attributable to minority interests	82				166	
attributable to equity holders of InBev	323				394	
Normalized EBITDA	**821**	**1**	**87**	**152**	**1 062**	**18,7%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 2Q06 was -14 million euro on EBIT and +3 million euro on EBITDA , versus +5 million euro on EBIT and 0 million euro on EBITDA in 2Q05.

Revenue – The consolidated revenue was 3 383 million euro, +8.3% higher (or +241 million euro) yoy, as the implementation of revenue management initiatives across the business is resulting in the top-line growing above volume, in line with the company's long term objectives.

- In Latin America, higher revenue/Hl was mainly the result of price increases in line with inflation, as well as more volumes being sold through direct distribution than one year ago
- In Central & Eastern Europe, increased revenue/Hl resulted primarily from increased pricing
- Western Europe revenue/Hl improved as a consequence of solid performances from key brands

Revenue per Hl improved by +1.2 euro in 2Q06 versus 2Q05 on an organic basis, more than offsetting an estimated negative "geography" impact of -1.6 euro/Hl. This negative geography impact results when countries with lower revenue/Hl grow faster than countries with higher revenue/Hl.

Cost of Sales (CoS) – Consolidated CoS totalled 1 377 million euro in 2Q06, representing an increase of -3.8% (or -47 million euro). Organic CoS per Hl declined by +0.5 euro in 2Q06 yoy, of which an estimated +0.6 euro/Hl was the positive impact of the change in the geography mix previously explained. In other words, the impact of our efficiency programs, including VPO and procurement activities, meant that we managed to avoid any organic increase in the CoS per Hl in the second quarter, despite being exposed to inflation. Management remains confident that the right projects are being implemented to keep consolidated CoS under control, offsetting some commodity cost pressures.

The consolidated gross margin expanded 180 bp yoy, as a result of overall volume growth and increased revenue/Hl, combined with improved cost management.

Operating Expenses – Operating expenses were 1 190 million euro in 2Q06, an increase of -5.2% (or -55 million euro) when compared to 2Q05.

Distribution expenses increased by -30 million euro (-9.1%), primarily due to more direct distribution expenses in Latin America, and increased variable logistics costs in Western Europe (higher fuel costs) and Central & Eastern Europe (mainly ongoing growth in Eastern Russia). Sales and marketing expenses rose -45 million euro (-9.1%), reflecting the company's commitment to invest to achieve healthy and sustainable top-line growth. Fully in line with our objective to reduce non-working expenses to fund top-line initiatives, administrative expenses decreased by +2 million euro (+0.8%), despite the estimated 4.5% inflation we are exposed to, supported by very strong expense control in nearly all areas of the business.

Other operating income/expenses were +18 million euro (+71.3%) better than 2Q05. This improvement was mainly due to a release of provisions for non-income taxes, and fiscal incentives, in Latin America.

EBITDA – Normalized EBITDA in the second quarter was 1 062 million euro, or an organic increase of +18.7% (up +152 million euro), with increases achieved in all Zones.

- North America EBITDA totalled 153 million euro (+3.5% / up +5 million euro), with strong cost management across the board
- Latin America EBITDA was 439 million euro (+21.3% / up +67 million euro) on the back of robust sales, better revenue/Hl, and a very good CoS performance
- Western Europe had an EBITDA of 243 million euro (+11.0% / up +24 million euro), as a result of volume and revenue growth, and a 49 million euro reduction in expenses for the first half of 2006, driven by ZBB implementation and ahead of our expectations
- Central & Eastern Europe delivered 144 million euro (+39.8% / up +39 million euro) of EBITDA, mainly benefiting from solid top-line growth and CoS/Hl improvements, which were only partially offset by increased distribution expense and higher marketing and sales spend
- Asia Pacific generated a 59 million euro EBITDA (+4.9% / up +2 million euro), due to sales volumes growth in both China and South Korea, and the maintenance of a tight grip on expenses in all areas
- The EBITDA of Global Export & Holding Companies reached 23 million euro (+215.2% / up +15 million euro), impacted by increased royalty fees

As a result of these factors, InBev's EBITDA margin was 31.4% in 2Q06 compared to 27.9% in 2Q05, representing an expansion of +350 basis points, of which +267 basis points was organic (i.e. excluding the impact of acquisitions & divestitures, as well as the positive impact of changes in currencies on translation of foreign operations). The currency impact amounted to +87 million euro for 2Q06.

Profit – Normalized profit attributable to equity holders of InBev was 402 million euro (normalized EPS 0.66 euro) in 2Q06. Reported profit for the quarter, as shown in Figure 3, was impacted by the following:

- *Net financing costs:* 100 million euro, -27 million euro higher than 2Q05, of which -6 million euro was due to the negative currency translation impact. Excluding this currency effect, the growth in the net financing costs is to a large extent explained by lower foreign currency gains as compared to 2Q05. This development relates to open positions in the UK and Ukraine for which no hedging was performed, since either no hedge accounting can be applied (e.g. intercompany transactions) or the illiquidity of the local market prevents from hedging at a reasonable cost
- *Income tax expense:* 143 million euro (20.3% effective tax rate vs. 23.9% in 2Q05). The decrease in the effective tax rate is mainly explained by the higher profit contribution at a more favorable tax rate versus 2Q05 from AmBev. This is the result of the interest on equity benefit on the one hand, and the effect of the goodwill tax deduction from the merger between InBev Holding Brasil and AmBev, as announced in July 2005, on the other hand
- *Profit attributable to minority interests:* 166 million euro, higher than 2Q05, mainly due to increased profitability in Latin America, partly offset by the increase of InBev's shareholding in AmBev

CONSOLIDATED BALANCE SHEET AND CASH FLOW

InBev's net financial debt increased to 5 344m euro as of June 2006, from 4 867m euro as of December 2005. Apart from operating results net of capital expenditures, the increase in net debt is primarily the result of the financing of the Fujian Sedrin acquisition (603m euro); the InBev and AmBev share buyback programs (200m euro); additional purchases of shares in Oriental Brewery (28m euro) and in InBev Germany Holding GmbH (68m euro); dividend payments to shareholders of InBev (284m euro); dividend payments to minority shareholders of AmBev (126m euro), partly offset by the impact of changes in foreign exchange rates (105m euro). Net capital expenditures were 249 million euro in 2Q06 versus 381 million euro in 2Q05.

InBev continues to pro-actively manage its capital structure, and to that end, as part of the company's share buyback program announced in June 2005, InBev acquired 1.5 million InBev shares, and 0.1 million AmBev shares, in the first half of 2006. The company will continue working to enhance its capital structure, and remains committed to divesting non-core assets, either distributing the proceeds to shareholders or reinvesting in value-enhancing projects.

OUTLOOK

InBev's ongoing growth confirms the strength of its presence in many attractive markets around the world. In addition, the company continues to implement several programs which are designed to result in organic volume and revenue growth, strong cost management, and ultimately margin expansion across all of its Zones. Results delivered in the first half of 2006 confirm that InBev is making significant progress, and is well positioned to achieve its long term goals.

Recent events

On August 9th, InBev announced that AmBev had closed the transaction with Beverage Associates Corp. ("BAC") to acquire all of BAC's remaining shares in Quinsa for a total purchase price of 1.25 billion U.S. dollars. AmBev's equity interest in Quinsa increased from 56.72% to 91.18% of its total share capital.

2006 Half Year Financial Report

InBev is pleased to announce that the 2006 Half Year Financial Report is available today on www.InBev.com. In providing this report simultaneously with the publication of second quarter results, InBev continues to improve its disclosure, and complies with the European Transparency requirement to publish the half year financials in accordance with IAS 34 *Interim Reporting*, one year ahead of schedule.

Second Quarter 2006 Agenda
September 7, 2006

Conference call 2Q06 results for investors
2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Corporate External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Gwendoline Ornigg
Corporate External Communications Director
Tel: +32-16-27-67-72
E-mail: Gwendoline ornigg@inbev.com

Annex 1: Q206 segment information (million euro)

InBev Worldwide	2Q05	Acquisitions/ divestitures	Currency translation	Organic growth	2Q06	Organic growth
Total volumes (thousand Hls)	56 884	300	-	3 297	60 481	5.9%
Revenue	**2 946**	**- 8**	**203**	**241**	**3 383**	**8.3%**
Cost of sales	-1 278	15	- 66	- 47	-1 377	-3.8%
Gross profit	**1 668**	**8**	**137**	**194**	**2 007**	**11.7%**
Distribution expenses	- 336	- 1	- 25	- 30	- 392	-9.1%
Sales & marketing expenses	- 504	- 3	- 29	- 45	- 581	-9.1%
Administrative expenses	- 256	1	- 14	2	- 267	0.8%
Other operating income/expenses	29	- 3	7	18	50	71.3%
Normalized EBIT	600	2	75	139	817	23.2%
Normalized EBITDA	**821**	**1**	**87**	**152**	**1 062**	**18.7%**
Normalized EBITDA margin	27.9%				31.4%	267 bp

North America	2Q05	Acquisitions/ divestitures	Currency translation	Organic growth	2Q06	Organic growth
Total volumes (thousand Hls)	4 166	- 122	-	26	4 070	0.6%
Revenue	**475**	**- 8**	**48**	**6**	**521**	**1.3%**
Cost of sales	- 185	5	- 14	1	- 192	0.7%
Gross profit	**290**	**- 3**	**34**	**7**	**329**	**2.5%**
Distribution expenses	- 65	-	- 7	2	- 71	2.8%
Sales & marketing expenses	- 88	3	- 7	- 7	- 98	-7.7%
Administrative expenses	- 32	-	- 2	7	- 27	21.9%
Other operating income/expenses	2	-	-	- 5	- 3	-260.2%
Normalized EBIT	108	1	17	5	130	4.3%
Normalized EBITDA	**129**	**-**	**19**	**5**	**153**	**3.5%**
Normalized EBITDA margin	27.1%				29.4%	61 bp

Latin America	2Q05	Acquisitions/ divestitures	Currency translation	Organic growth	2Q06	Organic growth
Total volumes (thousand Hls)	22 472	425	-	1 493	24 390	6.6%
Revenue	**813**	**15**	**129**	**99**	**1 056**	**12.1%**
Cost of sales	- 326	- 9	- 42	- 3	- 380	-1.0%
Gross profit	**487**	**6**	**87**	**95**	**676**	**19.5%**
Distribution expenses	- 94	- 2	- 15	- 15	- 126	-15.5%
Sales & marketing expenses	- 90	- 7	- 17	- 25	- 139	-28.0%
Administrative expenses	- 58	- 1	- 11	- 14	- 84	-23.3%
Other operating income/expenses	10	-	7	24	41	237.7%
Normalized EBIT	255	- 3	51	66	368	25.9%
Normalized EBITDA	**315**	**- 2**	**58**	**67**	**439**	**21.3%**
Normalized EBITDA margin	38.8%				41.6%	319 bp

Western Europe	2Q05	Acquisitions/ divestitures	Currency translation	Organic growth	2Q06	Organic growth
Total volumes (thousand Hls)	11 553	- 799	-	258	11 012	2.4%
Revenue	**1 012**	**- 45**	**- 4**	**46**	**1 009**	**4.7%**
Cost of sales	- 447	34	2	- 26	- 437	-6.4%
Gross profit	**565**	**- 11**	**- 1**	**19**	**572**	**3.5%**
Distribution expenses	- 108	5	-	- 8	- 111	-7.4%
Sales & marketing expenses	- 204	5	1	6	- 193	3.0%
Administrative expenses	- 80	2	-	14	- 64	17.6%
Other operating income/expenses	- 27	- 3	-	- 12	- 42	-38.0%
Normalized EBIT	146	- 3	-	20	163	14.0%
Normalized EBITDA	**226**	**- 7**	**-**	**24**	**243**	**11.0%**
Normalized EBITDA margin	22.3%				24.1%	132 bp

Central & Eastern Europe	2Q05	Acquisitions/ divestitures	Currency translation	Organic growth	2Q06	Organic growth
Total volumes (thousand Hls)	11 175	222	-	1 251	12 649	11.0%
Revenue	**424**	**14**	**16**	**82**	**536**	**19.4%**
Cost of sales	- 200	- 7	- 7	- 19	- 233	-9.5%
Gross profit	**223**	**7**	**9**	**63**	**302**	**28.2%**
Distribution expenses	- 54	- 3	- 2	- 9	- 67	-16.6%
Sales & marketing expenses	- 71	- 1	- 2	- 14	- 89	-20.0%
Administrative expenses	- 30	- 1	- 1	- 1	- 33	-2.8%
Other operating income/expenses	- 10	-	-	- 6	- 15	-56.7%
Normalized EBIT	59	2	4	33	98	57.7%
Normalized EBITDA	**98**	**2**	**5**	**39**	**144**	**39.8%**
Normalized EBITDA margin	23.2%				27.0%	388 bp

Asia Pacific	2Q05	Acquisitions/ divestitures	Currency translation	Organic growth	2Q06	Organic growth
Total volumes (thousand Hls)	7 019	652	-	213	7 884	3.2%
Revenue	**198**	**16**	**14**	**7**	**234**	**3.5%**
Cost of sales	- 100	- 9	- 6	- 3	- 117	-2.9%
Gross profit	**98**	**7**	**8**	**4**	**118**	**4.1%**
Distribution expenses	- 16	-	- 1	-	- 17	-1.9%
Sales & marketing expenses	- 37	- 3	- 3	- 3	- 45	-7.3%
Administrative expenses	- 15	- 1	-	3	- 13	22.7%
Other operating income/expenses	- 1	-	-	- 3	- 4	-350.2%
Normalized EBIT	30	3	4	2	39	5.1%
Normalized EBITDA	**48**	**5**	**4**	**2**	**59**	**4.9%**
Normalized EBITDA margin	24.1%				25.2%	33 bp

Global Export & Holding Companies	2Q05	Acquisitions/ divestitures	Currency translation	Organic growth	2Q06	Organic growth
Total volumes (thousand Hls)	499	- 79	-	56	475	13.3%
Revenue	**24**	**-**	**-**	**2**	**27**	**9.7%**
Cost of sales	- 20	-	-	3	- 17	15.2%
Gross profit	**4**	**-**	**-**	**5**	**10**	**124.7%**
Distribution expenses	-	-	-	-	-	-
Sales & marketing expenses	- 14	-	-	- 2	- 17	-16.7%
Administrative expenses	- 41	2	-	- 8	- 46	-19.4%
Other operating income/expenses	54	-	-	19	72	34.5%
Normalized EBIT	3	2	-	14	19	261.0%
Normalized EBITDA	**5**	**2**	**-**	**15**	**23**	**215.2%**

Annex 2: Half year 2006 segment information (million euro)

InBev Worldwide	HY05	Acquisitions/ divestitures	Currency translation	Organic growth	HY06	Organic growth
Total volumes (thousand Hls)	104 188	205	-	6 189	110 582	6.0%
Revenue	**5 220**	**- 9**	**549**	**416**	**6 176**	**8.1%**
Cost of sales	-2 308	24	- 190	- 80	-2 553	-3.6%
Gross profit	**2 912**	**15**	**360**	**336**	**3 623**	**11.6%**
Distribution expenses	- 615	- 2	- 68	- 67	- 751	-11.0%
Sales & marketing expenses	- 922	- 7	- 69	- 59	-1 057	-6.5%
Administrative expenses	- 483	3	- 33	1	- 512	0.1%
Other operating income/expenses	43	- 7	13	46	94	128.8%
Normalized EBIT	935	2	204	256	1 397	27.3%
Normalized EBITDA	**1 363**	**-**	**239**	**284**	**1 886**	**20.9%**
Normalized EBITDA margin	*26.1%*				*30.5%*	*311 bp*

North America	HY05	Acquisitions/ divestitures	Currency translation	Organic growth	HY06	Organic growth
Total volumes (thousand Hls)	6 877	- 122	-	173	6 929	2.6%
Revenue	**778**	**- 7**	**100**	**19**	**889**	**2.4%**
Cost of sales	- 307	5	- 32	- 9	- 343	-2.8%
Gross profit	**471**	**- 2**	**67**	**10**	**546**	**2.1%**
Distribution expenses	- 119	-	- 18	- 1	- 138	-1.1%
Sales & marketing expenses	- 159	3	- 18	- 5	- 179	-3.5%
Administrative expenses	- 58	- 1	- 7	7	- 59	12.0%
Other operating income/expenses	- 7	-	-	2	- 5	30.8%
Normalized EBIT	128	-	25	12	165	9.5%
Normalized EBITDA	**170**	**-**	**31**	**12**	**212**	**7.0%**
Normalized EBITDA margin	21.8%				23.9%	98 bp

Latin America	HY05	Acquisitions/ divestitures	Currency translation	Organic growth	HY06	Organic growth
Total volumes (thousand Hls)	47 409	992	-	3 742	52 144	7.8%
Revenue	**1 634**	**37**	**383**	**223**	**2 277**	**13.6%**
Cost of sales	- 640	- 20	- 125	- 20	- 805	-3.2%
Gross profit	**994**	**18**	**258**	**202**	**1 472**	**20.4%**
Distribution expenses	- 181	- 5	- 42	- 34	- 263	-18.9%
Sales & marketing expenses	- 168	- 16	- 38	- 33	- 255	-19.8%
Administrative expenses	- 114	- 1	- 22	- 6	- 143	-4.9%
Other operating income/expenses	9	-	14	46	68	491.5%
Normalized EBIT	539	- 5	170	175	879	32.4%
Normalized EBITDA	**656**	**- 2**	**192**	**180**	**1 027**	**27.5%**
Normalized EBITDA margin	40.2%				45.1%	490 bp

Western Europe	HY05	Acquisitions/ divestitures	Currency translation	Organic growth	HY06	Organic growth
Total volumes (thousand Hls)	20 089	-1 420	-	219	18 888	1.2%
Revenue	**1 757**	**- 79**	**-**	**67**	**1 746**	**4.0%**
Cost of sales	- 813	60	-	- 26	- 779	-3.4%
Gross profit	**944**	**- 19**	**-**	**42**	**967**	**4.5%**
Distribution expenses	- 202	9	-	- 13	- 207	-6.9%
Sales & marketing expenses	- 376	9	-	- 1	- 367	-0.2%
Administrative expenses	- 156	4	-	17	- 135	11.2%
Other operating income/expenses	- 44	- 6	-	- 18	- 68	-35.8%
Normalized EBIT	168	- 3	-	27	191	16.2%
Normalized EBITDA	**325**	**- 11**	**-**	**33**	**347**	**10.6%**
Normalized EBITDA margin	18.5%				19.9%	114 bp

Central & Eastern Europe	HY05	Acquisitions/ divestitures	Currency translation	Organic growth	HY06	Organic growth
Total volumes (thousand Hls)	17 991	336	-	1 502	19 829	8.2%
Revenue	**665**	**24**	**33**	**108**	**829**	**16.3%**
Cost of sales	- 334	- 12	- 16	- 30	- 392	-9.0%
Gross profit	**331**	**11**	**17**	**78**	**437**	**23.5%**
Distribution expenses	- 85	- 5	- 5	- 17	- 112	-19.7%
Sales & marketing expenses	- 116	- 1	- 5	- 23	- 145	-20.1%
Administrative expenses	- 56	- 2	- 2	- 5	- 65	-8.6%
Other operating income/expenses	- 16	- 1	-	- 9	- 26	-54.0%
Normalized EBIT	58	2	5	24	89	41.7%
Normalized EBITDA	**132**	**4**	**9**	**36**	**180**	**27.7%**
Normalized EBITDA margin	19.8%				21.7%	188 bp

Asia Pacific	HY05	Acquisitions/ divestitures	Currency translation	Organic growth	HY06	Organic growth
Total volumes (thousand Hls)	10 918	560	-	478	11 956	4.5%
Revenue	**341**	**16**	**33**	**- 4**	**386**	**-1.3%**
Cost of sales	- 175	- 9	- 16	- 3	- 203	-1.7%
Gross profit	**166**	**7**	**17**	**- 7**	**183**	**-4.4%**
Distribution expenses	- 28	-	- 3	-	- 31	-1.6%
Sales & marketing expenses	- 74	- 3	- 8	2	- 83	3.2%
Administrative expenses	- 25	- 1	- 2	3	- 25	11.1%
Other operating income/expenses	- 1	-	- 1	- 3	- 4	-378.7%
Normalized EBIT	39	4	4	- 6	40	-14.9%
Normalized EBITDA	**72**	**5**	**7**	**- 4**	**80**	**-5.3%**
Normalized EBITDA margin	21.0%				20.7%	-85 bp

Global Export & Holding Companies	HY05	Acquisitions/ divestitures	Currency translation	Organic growth	HY06	Organic growth
Total volumes (thousand Hls)	904	- 141	-	75	837	9.8%
Revenue	**45**	**-**	**-**	**4**	**49**	**8.0%**
Cost of sales	- 39	-	-	7	- 31	19.3%
Gross profit	**6**	**-**	**-**	**11**	**17**	**174.2%**
Distribution expenses	-	-	-	-	-	-
Sales & marketing expenses	- 29	-	-	1	- 28	4.0%
Administrative expenses	- 74	4	-	- 16	- 86	-22.5%
Other operating income/expenses	101	-	-	28	128	27.6%
Normalized EBIT	4	4	-	24	32	297.6%
Normalized EBITDA	**9**	**4**	**-**	**26**	**39**	**201.3%**

Press Release

Brussels, September 15, 2006 - 1/1

InBev adjusts Global Management Structure

InBev (Euronext: INB) announces the creation of the Latin America South Zone

Following the recent increase of AmBev's equity interest in Quilmes Industrial S.A. ("Quinsa") to 91.18%, InBev has created a sixth Zone that will be known as Latin America South. InBev's existing Zones are Latin America (to be renamed Latin America North), North America, Western Europe, Central and Eastern Europe, and Asia Pacific.

João Castro Neves is appointed as the Latin America South Zone President, effective January 1, 2007, and will become a member of the InBev Executive Board of Management (EBM). He will succeed Agustin García Mansilla, current Quinsa CEO, who has decided to step down from his position. João and Agustin will immediately start working together to ensure a smooth transition.

João is currently the Chief Financial and Investor Relations Officer of AmBev, and will continue to hold this position until December 31, 2006. He has been with AmBev for more than a decade, serving in various departments, including Mergers and Acquisitions, Treasury, Investor Relations, Technology and Shared Services, and Soft Drinks. His replacement will be announced in the near future.

"*With this change we enhance our senior management level focus to ensure we make the most of the significant opportunity we have to grow our business in Latin America*" said Carlos Brito, CEO of InBev. "*We welcome João to the EBM and look forward to his contribution.*"

The Dutch and French versions of this press release will be posted on www.InBev.com later today.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Gwendoline Ornigg
Corporate External Communications Director
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: Gwendoline ornigg@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com